J.P. Morgan Securities Inc.

Bear, Stearns & Co. Inc.

Goldman, Sachs & Co.

c/o J.P. Morgan Securities Inc.

277 Park Avenue

New York, New York  10172

February 7, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 Fifth Street, N.E.

Washington, DC  20549

Attention:	Mr. Jason Wynn
Division of Corporate Finance

Re:	Registration Statement No. 333-129935
Registration Statement on Form S-1 of EXCO Resources, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and Goldman, Sachs & Co., as the representatives of the several underwriters (the “Representatives”) of the offering pursuant to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), hereby join in the request of EXCO Resources, Inc. that the effective time of the Registration Statement be accelerated so that the Registration Statement becomes effective at 4:30 p.m., Eastern Standard Time, on February 8, 2006 or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus included in the Registration Statement filed with the Commission on February 6, 2006 (the “Preliminary Prospectus”).

To Whom Distributed	Number of Copies
Institutions/Individuals	20,619
Other	80
Total	20,699

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that the Representative and the underwriters have distributed or will distribute copies of the Preliminary Prospectus at least 48 hours prior to the date confirmations of sale are expected to be mailed.

The Commission is advised that the amount of compensation to be allowed or paid to the underwriters in connection with the offering and to be disclosed in the Registration Statement, as amended, will not exceed the amount that is cleared with the NASD.  Furthermore, the “No Objections” letter from the NASD with respect to the offering pursuant to the Registration Statement is pending.  The Representative will provide a copy of the “No Objections” letter and/or verbal confirmation to the Commission as soon as possible, but no later than the requested effective time.

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Sincerely,

J.P. MORGAN SECURITIES INC.

By:	/s/ John Bertone
Name:	John Bertone
Title:	Vice President

BEAR, STEARNS & CO. INC

By:	/s/ Stephen Parish
Name:	Stephen Parish
Title:	Senior Managing Director

GOLDMAN, SACHS & CO.

/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)